UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

MOMO INC.

(Name of Issuer)

CLASS A ORDINARY SHARES

(Title of Class of Securities)

60879B107

(CUSIP Number)

c/o Nan Peng Shen

Suite 3613, 36/F, Two Pacific Place

88 Queensway Road, Hong Kong

(852) 2501 8989

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Craig Marcus

Ropes &Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7802

August 18, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 60879B107	Page 2 of 15

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SCC GROWTH I HOLDCO A, LTD. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 98-1141870
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,063,441
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,063,441
11.	Aggregate amount beneficially owned by each reporting person 2,063,441
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.7%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 60879B107	Page 3 of 15

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SEQUOIA CAPITAL CHINA GROWTH FUND I, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 26-0205433
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,063,441
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,063,441
11.	Aggregate amount beneficially owned by each reporting person 2,063,441
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.7%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 60879B107	Page 4 of 15

1.

Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only)

SEQUOIA CAPITAL CHINA GROWTH FUND MANAGEMENT I, L.P.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

26-0204337

2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,063,441
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,063,441
11.	Aggregate amount beneficially owned by each reporting person 2,063,441
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.7%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 60879B107	Page 5 of 15

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SEQUOIA CAPITAL CHINA GF HOLDCO III-A LTD. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 98-1157403
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 11,348,923
	9.	Sole dispositive power 0
	10.	Shared dispositive power 11,348,923
11.	Aggregate amount beneficially owned by each reporting person 11,348,923
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.0%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 60879B107	Page 6 of 15

1.

Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only)

SEQUOIA CAPITAL CHINA GROWTH FUND III, L.P.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

98-1160392

2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 11,348,923
	9.	Sole dispositive power 0
	10.	Shared dispositive power 11,348,923
11.	Aggregate amount beneficially owned by each reporting person 11,348,923
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.0%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 60879B107	Page 7 of 15

1.

Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only)

SC CHINA GROWTH III CO-INVESTMENT 2014-A, L.P.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

98-1169076

2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,158,602
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,158,602
11.	Aggregate amount beneficially owned by each reporting person 5,158,602
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.8%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 60879B107	Page 8 of 15

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SC CHINA GROWTH III MANAGEMENT, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 98-1159704
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 16,507,525
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,507,525
11.	Aggregate amount beneficially owned by each reporting person 16,507,525
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.8%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 60879B107	Page 9 of 15

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SC CHINA HOLDING LIMITED I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 18,570,966
	9.	Sole dispositive power 0
	10.	Shared dispositive power 18,570,966
11.	Aggregate amount beneficially owned by each reporting person 18,570,966
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 6.5%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 60879B107	Page 10 of 15

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SNP CHINA ENTERPRISES LIMITED I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization BRITISH VIRGIN ISLANDS
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 18,570,966
	9.	Sole dispositive power 0
	10.	Shared dispositive power 18,570,966
11.	Aggregate amount beneficially owned by each reporting person 18,570,966
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 6.5%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 60879B107	Page 11 of 15

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) NAN PENG SHEN I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization HONG KONG SAR
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 18,570,966
	9.	Sole dispositive power 0
	10.	Shared dispositive power 18,570,966
11.	Aggregate amount beneficially owned by each reporting person 18,570,966
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 6.5%
14.	Type of reporting person (see instructions) IN

PREAMBLE

This Statement on Schedule 13D/A (this “Schedule 13D/A”) amends the previous Schedule 13D filed on July 7, 2015 (the “Initial Filing”) by SCC Growth I Holdco A, Ltd. (“SCCG I HOLDCO A”), Sequoia Capital China Growth Fund I, L.P. (“SCCGF I”), Sequoia Capital China Growth Partners Fund I, L.P. (“SCCGF PTRS I”), Sequoia Capital China GF Principals Fund I, L.P. (“SCCGF PRIN I”), Sequoia Capital China Growth Fund Management I, L.P. (“SCCGF MGMT I”), Sequoia Capital China GF Holdco III-A, Ltd. (“SCCGF HOLDCO III-A”), Sequoia Capital China Growth Fund III, L.P. (“SCCGF III”), SC China Growth III Co-Investment 2014-A, L.P. (“SCCG III CO-INV 2014-A”), SC China Growth III Management, L.P. (“SCCG III MGMT”), SC China Holding Limited (“SCC HOLD”), SNP China Enterprises Limited (“SNP”) and Nan Peng Shen (“NS”), relating to Class A ordinary shares of Momo Inc., as amended by Amendment No. 1 filed on April 7, 2016 (together with the Initial Filing, the “Original 13D”). Except as amended and restated herein, the information set forth in the Original 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

As described in Item 4 below, pursuant to the Proposal Withdrawal Notice (as defined in Item 4 below) and the Termination Agreement (as defined in Item 4 below), on August 18, 2016, the Buyer Group withdrew the Proposal and terminated the Consortium Agreement, as amended by the Amendment to the Consortium Agreement and supplemented by the AIL Adherence Agreement and Yunfeng Adherence Agreement (the “Amended Consortium Agreement”).

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On August 18, 2016, the Buyer Group delivered a notice (the “Proposal Withdrawal Notice”) to the Special Committee of the Board of Directors of the Issuer that notified the Issuer that the Buyer Group was withdrawing the Proposal and terminating any further discussion with the Issuer regarding the Proposal, with immediate effect.

On August 18, 2016, each of the members of the Buyer Group entered into a Termination Agreement dated as of August 18, 2016 (the “Termination Agreement”) pursuant to which the Buyer Group terminated the Amended Consortium Agreement.

The descriptions of the Proposal Withdrawal Notice and the Termination Agreement in this Item 4 are qualified in their entirety by reference to the complete text of the Proposal Withdrawal Notice and the Termination Agreement, which have been filed as Exhibit 99.2 and Exhibit 99.3, respectively, to this Schedule 13D/A and are incorporated by reference in their entirety into this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original Schedule 13D is hereby amended by replacing the first paragraph of Item 5(a) and (b) thereof in its entirety as follows:

(a)-(b) The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D/A are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on an aggregate of 286,865,033 Ordinary Shares issued and outstanding as of December 31, 2015, as disclosed in the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2016.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Original 13D is hereby amended and supplemented by adding the following at the end thereof:

The Proposal Withdrawal Notice and the Termination Agreement, which have been filed as Exhibit 99.2 and Exhibit 99.3, respectively, to this Schedule 13D/A, are hereby incorporated by reference in their entirety into this Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

99.1	Joint Filing Agreement dated as of July 6, 2015, by and among SCCG I HOLDCO A, SCCGF I, SCCGF MGMT I, SCCGF HOLDCO III-A, SCCGF III, SCCGIII CO-INV 2014-A, SCCG III MGMT, SCC HOLD, SNP and NS (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on July 7, 2015 with the Securities and Exchange Commission).

99.2	Proposal Withdrawal Notice, dated August 18, 2016, addressed to the Special Committee of the Board of Directors of Momo Inc. by Mr. Yan Tang, Matrix Partners China II Hong Kong Limited, Sequoia Capital China Investment Management L.P., Huatai Ruilian Fund Management Co., Ltd., Alibaba Investment Limited and Rich Moon Limited (incorporated by reference to Exhibit 99.2 to the Schedule 13D/A filed by Alibaba Group Holding Ltd on August 19, 2016 with the Securities and Exchange Commission).

99.3	Termination Agreement, dated as of August 18, 2016, by and among Mr. Yan Tang, Matrix Partners China II Hong Kong Limited, Sequoia Capital China Investment Management L.P., Huatai Ruilian Fund Management Co., Ltd., Alibaba Investment Limited and Rich Moon Limited (incorporated by reference to Exhibit 99.3 to the Schedule 13D/A filed by Alibaba Group Holding Ltd on August 19, 2016 with the Securities and Exchange Commission).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 24, 2016

SCC Growth I Holdco A, Ltd.

By:	Sequoia Capital China Growth Fund I, L.P.
its Member

By:	Sequoia Capital China Growth Fund Management I, L.P.
its General Partner

By: SC China Holding Limited
its General Partner

By:	/s/ Nan Peng Shen
Nan Peng Shen

Sequoia Capital China Growth Fund I, L.P.

By:	Sequoia Capital China Growth Fund Management I, L.P.
its General Partner

By:	SC China Holding Limited
its General Partner

By:	/s/ Nan Peng Shen
Nan Peng Shen

Sequoia Capital China Growth Fund Management I, L.P.

By:	SC China Holding Limited
its General Partner

By:	/s/ Nan Peng Shen
Nan Peng Shen

Sequoia Capital China GF Holdco III-A, Ltd.

By:	Sequoia Capital China Growth Fund III, L.P.
its Member

By:	SC China Growth III Management, L.P.
its General Partner

By:	SC China Holding Limited

its General Partner

By:	/s/ Nan Peng Shen
Nan Peng Shen

Sequoia Capital China Growth Fund III, L.P.

By:	SC China Growth III Management, L.P.
its General Partner

By:	SC China Holding Limited
its General Partner

By:	/s/ Nan Peng Shen
Nan Peng Shen

SC China Growth III Co-Investment 2014-A, L.P.

By:	SC China Growth III Management, L.P.
its General Partner

By:	SC China Holding Limited
its General Partner

By:	/s/ Nan Peng Shen
Nan Peng Shen

SC China Growth III Management, L.P.

By:	SC China Holding Limited
its General Partner

By:	/s/ Nan Peng Shen
Nan Peng Shen

SC China Holding Limited

By:	/s/ Nan Peng Shen
Nan Peng Shen

SNP China Enterprises Limited

By:	/s/ Nan Peng Shen
Nan Peng Shen, Owner and Director

/s/ Nan Peng Shen
Nan Peng Shen